A copy of this amended and restated preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of Alberta, British Columbia, Ontario and Québec but has not yet become final for the purpose of the sale of securities. Information contained in this amended and restated preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered, sold or delivered within the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This amended and restated short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this amended and restated short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Peak Fintech Group Inc. at 550 Sherbrooke West, West Tower, Suite 265, Montréal, QC H3A 1B9, telephone (514)340-7775, and are also available electronically at www.sedar.com.

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS

(amending and restating the short form prospectus dated March 11, 2021)

New Issue	June 10, 2021

PEAK FINTECH GROUP INC.

Minimum Public Offering: $20,000,000 / 10,000,000 Units

Maximum Public Offering: $50,000,000 / 25,000,000 Units

$2.00 per Unit

This amended and restated short form prospectus (this "Prospectus") qualifies the distribution of a minimum of 10,000,000 units (the "Units") of Peak Fintech Group Inc. (the "Company" or "Peak") (the "Minimum Offering") and a maximum of 25,000,000 Units of the Company (the "Maximum Offering" and collectively with the Minimum Offering, the "Offering") at a price of $2.00 per Unit (the "Offering Price").

The Offering is made on a commercially reasonable "best efforts" agency basis without underwriter liability pursuant to the terms and conditions of an agency agreement dated ●, 2021 (the "Agency Agreement") entered into by the Company with Research Capital Corporation (the "Agent"). The Units will be offered in the provinces of Alberta, British Columbia, Ontario and Québec through the Agent, its affiliates and such other registered dealers as may be designated by the Agent. The Offering Price was determined by arm's length negotiation between the Company and the Agent with reference to the prevailing market price of the Common Shares of the Company (the "Common Shares"). See "Plan of Distribution".

Each Unit consists of one Common Share of the Company (a "Unit Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture (as defined herein), one additional Common Share of the Company (a "Warrant Share") at a price of $3.50 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is twenty-four months following the Closing Date (as defined herein) (the "Expiry Date"). The Warrants will be governed by a warrant indenture (the "Warrant Indenture") to be entered into on or before the Closing Date between the Company and AST Trust Company (Canada) (the "Warrant Agent"). The Units will be immediately separated into Unit Shares and Warrants upon issuance. See "Description of the Securities Being Distributed".

- ii -

The outstanding Common Shares are listed and posted for trading on the CSE under the symbol "PKK", on the OTCQX International Exchange ("OTCQX") under the symbol "PKKFF". On March 10, 2021, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the CSE was $2.85, and on the OTCQX was US$2.27. On June 9, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the CSE was $2.23 and on the OTCQX was US$1.855. The Company has given notice to list the Unit Shares, Warrant Shares, Over-Allotment Unit Shares and Over-Allotment Warrant Shares (as defined below) distributed under this Prospectus as well as the Common Shares (the "Broker Warrant Shares") which may be issued upon exercise of the Broker Warrants (as defined below) on the CSE. Listing is subject to the Company fulfilling all of the listing requirements of the CSE.

There is no market through which the Warrants and Over-Allotment Warrants may be sold and purchasers may not be able to resell the Warrants and Over-Allotment Warrants that are purchased under this Prospectus. In addition, the Warrants and Over-Allotment Warrants will not be listed for trading on the CSE or any other stock exchange following the Closing Date. This may affect the pricing of the Warrants and Over-Allotment Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and Over-Allotment Warrants and the extent of issuer regulation. See "Risk Factors".

Price: $2.00 per Unit

	Price to the	Agent's	Net Proceeds to the
	Public	Fee(1), (2)	Company(2)
Per Unit	$2.00	$0.14	$1.76
Minimum Offering(3)(4)	$20,000,000	$1,400,000	$18,600,000
Maximum Offering(3)(4)	$50,000,000	$3,500,000	$46,500,000

(1) The Company has agreed to pay the Agent an aggregate cash fee equal to 7% of the gross proceeds of the Offering (the "Agent's Fee"), including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option (as defined herein), being $2.00 per Unit. The Agent will also receive, at Closing, as additional compensation, non- transferable broker warrants (the "Broker Warrants") equal to 7% of the aggregate number of Units issued by the Company under the Offering (including pursuant to the exercise of the Over-Allotment Option (as defined below)). Each Broker Warrant is exercisable into one (1) Broker Warrant Share at $2.50 for twenty-four months following the date of issuance thereof. This Prospectus qualifies the distribution of the Broker Warrants. See "Plan of Distribution".

(2) Assumes no exercise of the Over-Allotment Option. After deducting the Agent's Fee, but before deducting the expenses of the Offering (estimated to be $475,000), which will be paid from the proceeds of the Offering.

(3) The Company has granted the Agent an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part, at the sole discretion of the Agent, by giving written notice of the exercise of the Over-Allotment Option to the Company at any time up to 48 hours prior to the Closing Date, when the Maximum Offering is achieved, to purchase from the Company up to such additional number of Units (the "Over-Allotment Units") as is equal to 15% of the number of Units sold under the Maximum Offering at the Offering Price.

Each Over-Allotment Unit consists of one additional Common Share (the "Over-Allotment Unit Share") and one-half of one additional Warrant (the "Over-Allotment Warrant"). Each Over-Allotment Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Common Share of the Company (an "Over-Allotment Warrant Share") at a price of $3.50 per Over-Allotment Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date.

- iii -

This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units, Over- Allotment Unit Shares and Over-Allotment Warrants to be issued and sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Agent's over-allocation position acquires those securities under this Prospectus, regardless of whether the Agent's over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Assuming the Over-Allotment Option has been exercised in full for Over-Allotment Units, the total number of Units sold pursuant to the Offering will be 28,750,000, the total Price to the Public will be $57,500,000, the total Agent's Fee will be $4,025,000, and the proceeds to the Company will be $53,475,000 (before deducting the estimated expenses of the Offering of $475,000), which will be paid from the proceeds of the Offering.

The following table sets out the number of Over-Allotment Units, Over-Allotment Warrants and Broker Warrants that have been sold or may be issued by the Company in connection with the Offering:

Number of Securities
Agent's Position	Available	Exercise Period	Exercise Price
Over-Allotment Option	Up to 3,750,000 Over-	Any time up to 48 hours	$2.00 per Over-
	Allotment Units	prior to the Closing Date	Allotment Unit
Agent's Broker Warrants	2,012,500 Broker Warrant	Any time for a period of	$2.50 per Broker
	Shares	24 months following the	Warrant Share
Closing Date

Unless the context otherwise requires, when used herein, all references to the "Offering", the "Units", the "Unit Shares", the "Warrants" and the "Warrant Shares" shall include the Over-Allotment Option, the Over-Allotment Units, the Over-Allotment Unit Shares, the Over-Allotment Warrants and the Over-Allotment Warrant Shares, respectively.

The Offering is being conducted on a commercially reasonable "best efforts" agency basis without underwriter liability by the Agent who conditionally offers the Units for sale, if, as and when issued by the Company and accepted by the Agent, in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by Dentons Canada LLP and on behalf of the Agent by MLT Aikins LLP.

Subject to applicable laws, the Agent may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Agent may offer the Units at prices lower than stated above. See "Plan of Distribution".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the Agent reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about ●, 2021 (the "Closing Date"), or such later date as the Company and the Agent may agree. Pending closing of the Offering, all subscription funds will be deposited and held by the Agent in trust, until the Minimum Offering is raised, pursuant to the terms and conditions of the Agency Agreement. If the Closing Date does not occur within 90 days from the date a receipt is issued for the (final) short form prospectus or such other time as may be permitted by applicable securities legislation and consented to by persons or companies who subscribed within that period and the Agent, the Offering will be discontinued and all subscription monies will be returned to subscribers without interest, set-off or deduction. See "Plan of Distribution".

It is expected that the Company will arrange for the instant deposit of the Units under the book-based system of registration, to be registered to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited with CDS on the Closing Date, or as may otherwise be agreed to among the Company and the Agent. No certificates evidencing the Units will be issued to purchasers of the Units. Accordingly, a purchaser of the Units will receive only a customer confirmation from the Agent or other registered dealer or broker which is a CDS participant from or through whom a beneficial interest in the Units is purchased. See "Plan of Distribution".

Prospective investors should rely only on the information contained in this Prospectus, including documents incorporated by reference herein. The Company and the Agent have not authorized anyone to provide prospective investors with information different from that contained or incorporated by reference in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus and information contained in any document incorporated by reference herein is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any sale of the Units. The Company's business, financial condition, results of operations and prospects may have changed since such date or dates.

- iv -

Mark Dumas, a director of the Company, resides outside of Canada. Mr. Dumas has appointed Peak at its head office location at 550 Sherbrooke West, West Tower, Suite 265, Montréal, QC H3A 1B9 as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in the Units is highly speculative and involves a high degree of risk that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this Prospectus before purchasing the Units.

The Company's head office and registered and records offices are located at 550 Sherbrooke West, West Tower, Suite 265, Montréal, QC H3A 1B9.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and documents incorporated by reference herein contain "forward looking statements" or "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information contained herein is provided as of the date of this Prospectus and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by applicable securities law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on opinions, estimates and reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to: possible changes to the use of proceeds of the Offering; the impact of general business and economic conditions; risks related to government and environmental regulation; industry conditions, including fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; community relations; risks, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19") pandemic and health crisis; as well as those factors discussed in the sections entitled "Risk Factors" in this Prospectus and in the AIF (as defined below) and identified elsewhere in other disclosure documents of the Company filed at www.sedar.com.

Forward-looking information in this Prospectus includes, among other things, disclosure regarding: the Company's future outlook, the Offering, the closing of the Offering, the issuance of the Units pursuant to the Offering, the use of the net proceeds of the Offering, the expected performance of the Company's business and operations, the Company's business objectives, milestones and anticipated timing of execution, as well as the information under the heading "Use of Proceeds". Forward-looking information has also been incorporated by reference through the AIF (as defined below) and other documents incorporated by reference herein, which include forward-looking information with respect to, among other things, the Company's corporate development and strategy.

Statements containing forward-looking information are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, including the following: the Company will be able to meet its future capital commitments; the Company will be able to obtain additional financing on reasonable terms if and when needed; the Company will be able to recruit and retain the services of its key technical, sales, marketing, operations and management personnel; the Company will be able to develop commercially viable solutions as a result of its research and development activities; and that the risks referenced above and herein, collectively or individually, will not have a material impact on the Company. While management considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. However, given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy, the business, operations and financial position of the Company's clients and the business, operations and financial position of the Company. Many risks, uncertainties and other factors could cause the actual results of Peak to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, demand for the Company's products and services, the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other similar factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities' and public health officials' responses thereto may affect: the Company's actual results, performance, prospects or opportunities; domestic and global credit and capital markets and our ability to access capital on favourable terms, or at all; and the health and safety of our employees.

By their nature, forward-looking statements are inherently uncertain, are subject to risk and are based on assumptions including those discussed herein and those discussed in the documents incorporated by reference herein. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned to not place undue reliance on forward-looking statements made herein because a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The forward-looking statements contained herein are expressly qualified in their entirety by the above cautionary statement. The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to, any future sales or issuances of securities of the Company, and the risk factors described under the heading "Risk Factors" in the AIF (as defined below). The Company cautions that the foregoing list of factors is not exhaustive, and that, when relying on forward- looking statements to make decisions with respect to the Company or the Units, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward- looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Such information is based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including expected revenues from certain contracts, client roll-out plans for specific products and ability to achieve goals. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are provided as of the date of this short-form prospectus or such other date specified herein, and the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances except as required under applicable securities laws.

FINANCIAL INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to "US$" are to United States dollars. On June 9, 2021, the last business day prior to the date of this Prospectus, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.2095 or $1.00 = US$0.8268.

ELIGIBILITY FOR INVESTMENT

In the opinion of Dentons Canada LLP, counsel to the Company, and MLT Aikins LLP, counsel to the Agent, based on current provisions of the Income Tax Act (Canada) and the regulations thereunder, as amended, (the "Tax Act") in force on the date hereof, the Unit Shares, the Warrants and the Warrant Shares, if issued on the date hereof, would be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (each a "Registered Plan") or a deferred profit sharing plan ("DPSP"), each as defined in the Tax Act, provided that: (i) in the case of the Unit Shares and Warrant Shares, such Unit Shares or Warrant Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the CSE); and (ii) in the case of the Warrants, the Warrant Shares are listed on a "designated stock exchange" as defined in the Tax Act and neither the Company, nor any person with whom the Company does not deal at arm's length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such Registered Plan or DPSP.

Notwithstanding the foregoing, the annuitant, holder or subscriber of a Registered Plan, as the case may be (each, a "Registered Holder"), will be subject to a penalty tax if the Unit Shares, Warrants or Warrant Shares held in a Registered Plan are a "prohibited investment" as defined in the Tax Act for the particular Registered Plan. The Unit Shares, Warrants and Warrant Shares will generally be a "prohibited investment" for a particular Registered Plan if the Registered Holder in respect thereof does not deal at arm's length with the Company for the purposes of the Tax Act or has a "significant interest" (as defined in the Tax Act) in the Company. However, the Unit Shares and Warrant Shares will not be a "prohibited investment" if such securities are "excluded property," as defined in the Tax Act, for trusts governed by a Registered Plan.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. Individuals who intend to hold Unit Shares, Warrants or Warrant Shares in a Registered Plan or a DPSP should consult their own tax advisors having regard to their own particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta, Ontario and Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 550 Sherbrooke West, West Tower, Suite 265, Montréal, QC H3A 1B9, telephone (514) 340-7775, and are also available electronically at www.sedar.com under the Company's profile.

The following documents of the Company are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) revised annual information form dated May 6, 2021 for the year ended December 31, 2020 (the "AIF");

(b) audited consolidated financial statements of the Company for the year ended December 31, 2020, together with the notes thereto and the auditor's report thereon to which this Prospectus provides the following details to supplement the information provided in Note 7 (Loans Receivable and Allowance for Credit Losses) and in Note 4.3 (Summary of Significant Accounting Policies), respectively:

Additional Information Regarding Note 7 (Loans Receivable and allowance for credit losses):

The Allowance for credit loss used by the Company for car loan is based on the estimated fair value of collateral. As at December 31 2020 and 2019, the Company's estimation of fair value of collateral for stage 3 loans represent 158% and 126%, respectively. Based on the loan portfolio no other significant changes in the assumptions or estimations were made during the reporting period.

Additional Information Regarding Note 4.3 (Summary of Accounting Policies - Basis of Consolidation):

As at December 31, 2020 and 2019, the Company controls two subsidiaries that have significant non-controlling interests (NCIs).

	2020-12-31	2019-12-31
	% ownership	% ownership
	and voting	and voting
	rights	rights
	held by the	held by the
Entities	NCIs	NCIs

Asia Synergy Supply Chain Ltd ("ASSC")	49%	49%
Asia Synergy Financial Capital Ltd ("ASFC")	49%	49%

Total comprehensive income
	allocated to NCI		Accumulated NCI
	2020-12-31	2019-12-31	2020-12-31	2019-12-31
Asia Synergy Supply Chain Ltd	921 521	435 834	1 334 581	257 798
Asia Synergy Financial Capital Ltd	407 414	15 975	10 435 939	10 183 786
	1 328 935	451 809	11 770 520	10 441 584

No dividends were paid to NCIs during the years ended December 31, 2020 and 2019.

Summarised financial information for ASSC and ASFC before intragroup eliminations are as follows:

	ASSC		ASFC
	2020-12-31	2019-12-31	2020-12-31	2019-12-31
	$	$	$	$
Current assets	26 997 077	3 094 461	18 770 871	13 597 280
Non-current assets	853	1 268	4 360 915	8 657 232
Total assets	26 997 930	3 095 729	23 131 786	22 254 512

Current liabilities	24 274 295	2 569 611	1 689 668	1 439 484
Non-current liabilities	-	-	144 283	31 791
Total liabilities	24 274 295	2 569 611	1 833 951	1 471 275

Equity attributable to owners of the parent	1 389 054	268 320	10 861 896	10 599 451

Non-controlling interests	1 334 581	257 798	10 435 939	10 183 786

Revenue	38 409 836	6 689 210	2 446 058	3 408 251
Profit for the year attributable to owners of the parent	958 850	453 567	189 077	461 113
Profit for the year attributable to NCIs	921 248	435 779	181 662	443 032
Profit for the year	1 880 097	889 346	370 739	904 145

Other comprehensive income ("OCI") for the year
OCI attributable to the owners of the parent	285	58	234 967	(444 488)
OCI attributable to NCIs	273	56	225 752	(427 058)
OCI for the year	558	114	460 719	(871 546)

Total comprehensive income for the year attributable to the owners of the parent	959 134	453 626	424 043	16 624
Total comprehensive income for the year attributable to NCIs	921 521	435 834	407 414	15 975

Total comprehensive income for the year	1 880 655	889 460	831 458	32 599

Net cash used in operating activities	(858 763)	(1 202 263)	2 381 805	1 176 285
Net cash used in investing activities	-	(1 353)	(289 146)	(1 256 829)
Net cash from financing activities	780 837	1 381 405	(460 089)	(419 531)

Net cash (outflow) inflow for the year	(77 926)	177 789	1 632 570	(500 075)

(c) amended and restated management's discussion and analysis of the Company for the year ended December 31, 2020;

(d) material change report of the Company dated March 18, 2021 with respect to the Offering;

(e) management information circular of the Company dated October 2, 2020 with respect to the special meeting of shareholders held on November 9, 2020, except for (i) the number of Shares issued and outstanding indicated in section "Who Can Vote & Attend The Meeting" on page 5 of the circular, which should read 98,620,027 instead of 96,655,026, and (ii) the number of Shares issued and outstanding indicated in section "Voting Securities and Principal Holders Thereof" on page 8 of the circular, which should read 98,620,027 instead of 96,655,026;

(f) management information circular of the Company dated January 26, 2021 with respect to the special meeting of shareholders held on February 16, 2021;

(g) management information circular of the Company dated May 27, 2021 with respect to the annual meeting of shareholders to be held on June 30, 2021 (the "General Meeting Information Circular");

(h) the management presentation of the Company dated March 25, 2021 filed on SEDAR on March 26, 2021;

(i) unaudited condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2021, together with the notes thereto; and

(j) amended and restated management's discussion and analysis of the Company for the three-month period ended March 31, 2021.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus, if filed by the Company after the date of this Prospectus and prior to the termination of the distribution under the Offering, shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE COMPANY

Peak Fintech Group Inc. ("Peak" or the "Company") was incorporated as Java Capital Inc. under the Business Corporations Act (Alberta) on May 13, 2008 and was continued as a federal company under the Canada Business Corporations Act ("CBCA") on April 4, 2011. The Company changed its name to Peak Positioning Technologies Inc. effective April 5, 2011. Peak Position Technologies Inc. completed a vertical amalgamation with its wholly-owned subsidiary Peak Positioning Corporation effective January 1, 2018 with the resulting entity continuing as Peak Positioning Technologies Inc. The Company changed its name to Peak Fintech Group Inc. / Groupe Peak Fintech Inc. on November 18, 2020.

The Company is a reporting issuer in the provinces of Alberta, British Columbia, Ontario and Québec, and its outstanding Common Shares are listed and posted for trading on the CSE under the symbol "PKK" and quoted on the OTCQX under the symbol "PKKFF".

Peak's head office and registered and records offices are located at 550 Sherbrooke West, West Tower, Suite 265, Montréal, QC H3A 1B9.

SUMMARY DESCRIPTION OF THE BUSINESS

Peak is the parent company of a group of innovative financial technology ("fintech") subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. At the core of Peak's commercial lending system is the Cubeler Lending Hub, an analytics and artificial intelligence software platform that brings together small and medium sized enterprises (SMEs), lenders, brokers, data providers and automated risk management capabilities for the purpose of making commercial lending more efficient and as a result, more profitable. SMEs are handed opportunities from lenders they otherwise could not access. Lending and risk control operations are increased, and faster for all parties involved. From finding qualified clients to submitting leads or marketing financial products, the platform does it all using a unique and intuitive process.

The following diagram sets out the intercorporate relationships amongst Peak's subsidiaries and the percentage of voting securities held by Peak, either directly or indirectly, of each subsidiary. The jurisdiction of incorporation of all subsidiaries is China, except for Asia Synergy Ltd. which was incorporated in the jurisdiction of Hong Kong.

RECENT DEVELOPMENTS

On January 18, 2021 Peak announced that it had signed an agreement with China UnionPay subsidiary, Rongbang Technology Ltd. ("Rongbang"), that will give the Company the ability to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its Cubeler Lending Hub ecosystem.

On January 29, 2021 Peak announced the appointment of former banking executive Dana Ades-Landy to its board of directors.

On February 8, 2021 Peak announced it had officially filed an application to have its Common Shares listed on the Nasdaq Capital Market stock exchange (the "Nasdaq"). The listing of its Common Shares on the Nasdaq, as of the date hereof, remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements. While the Company intends to satisfy all of the applicable Nasdaq listing criteria, no assurance can be given as to when the Company's application will be approved, if at all. For greater certainty, the closing of the Offering is not conditional upon the approval of the Company's Nasdaq listing application.

On February 16, 2021, the shareholders of Peak approved, at a special meeting of shareholders, a change of name of the Company to "Tenet Fintech Group" and a consolidation of the Common Shares within a range of ratios from one post-consolidation Common Share for every two pre-consolidation Common Shares to one post-consolidation Common Share for every five pre-consolidation Common Shares, and the board of directors was authorized to determine the ultimate consolidation ratio and whether or not to proceed with the consolidation.

On February 22, 2021 Peak entered into an engagement letter with The Benchmark Company LLC ("Benchmark") pursuant to which Benchmark was appointed to act as the lead or book running managing underwriter in connection with the proposed registered public offering by Peak of its Common Shares within the United States (the "U.S. Public Offering").

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at March 30, 2021, the date of the Company's most recently-filed financial statements, both before and after giving effect to the Offering as well as the issuance of other Common Shares subsequent to March 31, 2021. The table should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2021, together with the notes thereto and the related management's discussion and analysis, incorporated by reference into this Prospectus.

Description	As at March 31, 2021, before giving effect to the Offering (Audited)	After giving effect to the Minimum Offering (assuming no exercise of Over- Allotment Option)(1)(2)(3) (Unaudited)	After giving effect to the Maximum Offering assuming no exercise of Over- Allotment Option)(1)(2)(3) (Unaudited)	After giving effect to the Maximum Offering (assuming exercise of Over- Allotment Option in full) (1)(2)(3) (Unaudited)
Common Shares	128,086286	142,100,341	157,100,341	160,850,341
Share Purchase Warrants	19,460,869	22,340,036	30,890,036	33,027,536
Share Options	8,863,500	8,718,500	8,718,500	8,718,500
Share Capital	$44,425,733	$57,735,127	$77,699,217	$82,690,240
Contributed surplus	$10,402,164	$15,692,770	$23,628,680	$25,612,657
Current Liabilities	$26,355,413	$25,853,413	$25,853,413	$25,853,413
Total Liabilities	$26,355,413	$26,355,413	$26,355,413	$26,355,413

(1) Reflects the issuances of Common Shares, Share Purchase Warrants and Share Options subsequent to March 31, 2021 and unrelated to the Offering (see "Prior Sales - Common Shares").

(2) Share capital dollar amount reflects the deduction of the applicable Agent's Fee and the estimated expenses of the Offering.

(3) Assuming issuance of the Units and the Broker Warrants, but no exercise of the Broker Warrants, Warrants or any other outstanding convertible securities. See "Plan of Distribution".

There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since March 31, 2021, except: (i) 2,468,170 Common Shares were issued in April 2021 as part of the exercise of warrants or as consideration for payment of business acquisition, as the case may be, (ii) 20,000 Share Options were issued in May 2021 at a price of $2.40 per Share, (iii) 1,395,885 Common Shares were issued in May 2021 as part of the exercise of warrants, as consideration for strategic advisory services rendered by consultants or as part of the exercise of stock options, as the case may be; and (iv) 150,000 Common Shares were issued in June 2021 as part of the exercise of stock options. See "Prior Sales".

USE OF PROCEEDS

The estimated net proceeds to be received by the Company from the Offering (before giving effect to any exercise of the Over-Allotment Option) will be $18,600,000 in the case of the Minimum Offering and $46,500,000 in the case of the Maximum Offering, and after deducting the Agent's Fee of $1,400,000 in the case of the Minimum Offering and $3,500,000 in the case of the Maximum Offering, but before deducting the expenses of the Offering estimated to be $475,000.

The net proceeds from the Offering (before giving effect to any exercise of the Over-Allotment Option) are expected to be used by the Company as set out in the table below.

Use of Proceeds	Minimum Offering	Maximum Offering
Business development and expansion in China	$12,000,000	$20,000,000
Business expansion to North America	$3,600,000	$12,000,000
Business expansion to Europe	$0	$5,000,000
Working capital and general corporate matters	$3,000,000	$9,500,000
Total:	$18,600,000	$46,500,000

The Company's monthly cash burn rate is approximately $700,000 and it currently intends to spend the net proceeds of the Offering to help fund its operations over a six-month period following the closing of the Offering and as stated in this Prospectus. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including fluctuations in the Company's consolidated working capital, which stood at approximately $28,100,000 as of the end of March 2021, and factors referred to under the "Risk Factors" section of this Prospectus.

Until applied, the net proceeds will be held as cash balances in the Company's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof. Unallocated funds from the Offering will be added to the working capital of the Company, and will be expended at the discretion of management.

During the fiscal year ended December 31, 2020, the Company had negative cash flow from operating activities. The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitability is achieved at some point in fiscal year 2021 through increased revenues and reduced expenses including, in particular, the expenses the Company incurs from outsourcing services. As a result, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities in future periods. See "Risk Factors - Negative Operating Cash Flow and Additional Funding".

Performance Analysis, Expansion and Business Objectives

The recent increase in the Company's revenue came primarily from the increase in revenue in its Fintech platform segment. The vast majority of the revenue generated in that segment comes from the supply-chain service bundle. The Company only began to offer those services in the second half of 2019. Naturally, it took a bit of time for clients to understand the service offering when it was first introduced. So revenue generated by the services in 2019 were impacted by the fact that they were provided only for half the year and that clients were not yet familiar with the offering. In 2020 however, there was a lot of repeat business from clients who were already familiar with the services, the Company's marketing efforts led to new clients and rather than for just half the year, the services generated revenue for the entire year. These factors led to the significant increase in the Company's revenue from 2019 to 2020.

The Company's supply-chain service bundle serves both as a source of revenue and as a client acquisition tool for the Company. By providing services to material suppliers and factories at the top of the supply- chain, the Company has been able to connect with and acquire as clients many of the product distributors and retailers who are themselves clients of the factories serviced by the Company. The Company's strategy consisted of sacrificing profits related to its supply-chain service bundle early on in exchange for the acquisition of distributor and retailer clients, with the objective of eventually improving the profit margins on the supply-chain service bundle. The first part of the strategy has proven to be effective as the Company has managed to acquire new distributor and retailer clients as intended, and the second part of the strategy began to take effect in Q4 2020 with the improvement of the profit margins associated with the supply- chain service bundle. Cost of service expenses, which refer only to direct costs associated with the provision of the Company's supply-chain service bundle began to represent a smaller percentage of the revenue generated by the services in 2020. In 2019, the supply-chain service bundle generated revenues of $5.37M with Cost of service expenses of $5.32M. So in 2019, Cost of service expenses were 99.1% of the revenue generated by the supply-chain service bundle. In 2020, the supply-chain service bundle generated revenues of $36.34M with Cost of service expenses of $35.61M. So in 2020, Cost of service expenses were reduced to 97.9% of the revenue generated by the supply-chain service bundle. That trend is expected to continue as more services related to the supply-chain service bundle provided by third parties are assumed by the Company's AST subsidiary through its Gold River e-commerce and logistics platform.

Assuming that the revenue run rate observed in Q1 2021 is maintained, the Company is expecting overall revenue in 2021 to more than double 2020 revenue. Moreover, the Company has also observed a notable increase in Q1 2021 in the provision of services unrelated to its supply-chain service bundle. The costs associated with providing those services are far less than the costs associated with providing the Company's supply-chain service bundle. Assuming the Company is able to raise enough capital to expand its service offering to other cities and the rate at which those services were provided in Q1 is maintained throughout 2021, the Company can expect to be profitable by the end of 2021.

The Company will continue to focus on the further development of its commercial lending ecosystem in China. The Company's main near-term objectives to be pursued with the net proceeds in the case of the Minimum Offering, and which the Company expects to occur during the next 12 months, are (i) to continue its business development and service expansion activities in collaboration with recently announced strategic partners such as China UnionPay subsidiary Rongbang Technology Ltd. and e-commerce software provider ShopEx, and (ii) invest in the continuous improvement of its technology and infrastructure to be able to sustain the expected growth for the next twelve to twenty-four months. Assuming the Maximum Offering, the Company intends to use available funds towards the expansion of its service offering outside of China, more specifically to deploy the Cubeler Lending Hub concept in North America within the next six to eight months and possibly to Europe thereafter.

There is no assurance the foregoing goals and objectives will be achieved. The Company's business is subject to a number of risks and uncertainties. See "Risk Factors".

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Company has appointed the Agent to act as its agent to conduct the Offering on a commercially reasonable "best efforts" agency basis, of a Minimum Offering of 10,000,000 Units at the Offering Price per Unit for gross proceeds of $20,000,000 and Maximum Offering of 25,000,000 Units at the Offering Price for gross proceeds of $50,000,000. The Agent has agreed to assist with the Offering on an agency basis and is not obligated to purchase any of the Units for its own account. The Offering Price was determined by negotiation between the Company and the Agent. The Units are being offered to the public in the provinces of Alberta, British Columbia, Ontario and Québec, through the Agent or its affiliates who is registered to offer and sell the Units in such provinces and such other registered dealers as may be designated by the Agent. Subject to applicable law and the provisions of the Agency Agreement, the Agent may offer the Units outside of Canada.

The Company has agreed to pay to the Agent the Agent's Fee, in consideration for its services rendered in connection with the Offering, in the amount equal to 7% of the gross proceeds of the Offering, subject to the terms and conditions of the Agency Agreement, including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option, being $0.14 per Unit. The aggregate Agent's Fee will be $1,400,000 in the case of the Minimum Offering and $3,500,000 in the case of the Maximum Offering ($4,025,000 assuming the Over-Allotment Option has been exercised in full for Over-Allotment Units).

The Agent will also receive, as additional compensation, non-transferable Broker Warrants equal to 7% of the aggregate number of Units issued by the Company under the Offering (including pursuant to the exercise of the Over-Allotment Option). Each Broker Warrant is exercisable into one (1) Broker Warrant Share at $2.50 for twenty-four months following the date of issuance thereof. The Broker Warrants will be registered in the name or names specified by the Agent. This Prospectus qualifies the distribution of the Broker Warrants.

The Company has also agreed to reimburse the Agent for its reasonable out-of-pocket fees and expenses, including the fees and expenses of its legal counsel whether or not the Offering is completed.

Each Unit consists of one Unit Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $3.50 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date, which is the date that is twenty-four months following the Closing Date. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture to be dated as of the Closing Date between the Company and the Warrant Agent. The Warrant Indenture will contain provisions designed to protect holders of the Warrants against dilution upon the happening of certain events.

The Company has granted the Agent an Over-Allotment Option, exercisable in whole or in part, at the sole discretion of the Agent, at any time up to the Closing Date, enabling it to offer for sale up to such additional number of Over-Allotment Units as is equal to 15% of the number of Units sold under the Maximum Offering at $2.00 per Over-Allotment Unit; Each Over-Allotment Unit consists of one Over-Allotment Unit Share and one-half of one Over-Allotment Warrant. Each Over-Allotment Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Over-Allotment Warrant Share at an exercise price of $3.50 per Over-Allotment Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date.

This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Warrants to be issued and sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Agent's over- allocation position acquires those securities under this Prospectus, regardless of whether the Agent's over- allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The price at which the Units are being offered hereunder and the terms of the Offering were determined by arm's length negotiation between the Company and the Agent. The Agent proposes to offer the Units initially at the Offering Price.

Under the terms of the Agency Agreement, the obligations of the Agent may be terminated at its discretion on the basis of "disaster out", "regulatory out", "market out", "due diligence out", "material change out" and "breach out" and may also be terminated upon the occurrence of certain stated events. The Agency Agreement also provides that the Company will indemnify the Agent and its respective directors, officers, partners, shareholders, agents, employees and controlling persons against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation.

Orders for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the order books at any time without notice.

In accordance with the rules and policy statements of certain Canadian securities regulators, the Agent may not, throughout the period of distribution of the Units, bid for or purchase securities of the Company. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering, the Agent may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the Agent in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Shares and short positions created by the Agent involving the sale by the Agent of a greater number of Common Shares than the Maximum Offering. These activities may stabilize, maintain or otherwise affect the market price of the Common Shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time.

If the Minimum Offering is not completed within 90 days of the issuance of a receipt for the final prospectus, the Offering will cease. The Agent, pending closing of the Offering, will hold in trust all subscription funds received pursuant to the provisions of the Agency Agreement. If the Minimum Offering is not completed, the subscription proceeds received by the Agent in connection with the Offering will be returned to the subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agent.

Pursuant to the Agency Agreement, the Company has agreed during the period commencing on the date of the Agency Agreement and ending thirty days following Closing, not to, directly or indirectly, without the prior written consent of the Agent, issue, agree to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than issuances (a) as part of the U.S. Public Offering, (b) as full or partial consideration in connection with the bona fide acquisition of assets and/or businesses from (1) arm's length third parties of which the Company is not presently aware, or (2) third parties who have been identified to the Agent, to the extent the aggregate number of Common Shares issued as consideration does not represent more than 15% of the then issued and outstanding Common Shares, (c) to satisfy rights or obligations under securities or other financial instruments existing and outstanding as of the date hereof or pursuant to the exercise of the Over-Allotment Option, (d) in connection with the occurrence of an unsolicited take-over bid or similar transaction involving a change of control of the Company of which the Company is not presently aware, or (e) pursuant to the Company's existing share option plan.

The Units, the Unit Shares and the Warrants comprising the Units, and the Warrants Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold within the United States except in transactions registered under the U.S. Securities Act or exempt from the registration requirements of the U.S. Securities Act and in accordance with all applicable U.S. state securities laws. The Agent has agreed pursuant to the terms of the Agency Agreement that it will not offer or sell the Units within the United States, except pursuant to available exemptions from the registration requirements under the U.S. Securities Act, and in compliance with applicable U.S. state securities laws. The Units, the Unit Shares and the Warrants comprising the Units, and the Warrants Shares issuable upon exercise of the Warrants that are sold in the United States will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of Units, Unit Shares or Warrants within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless made in compliance with an exemption thereunder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units to, or for the account or benefit of, a person in the United States or a U.S. Person.

The Company has applied to list the Unit Shares, Warrant Shares, Over-Allotment Unit Shares and Over- Allotment Warrant Shares distributed under the Prospectus, as well as the Broker Warrant Shares which may be issued upon exercise of the Broker Warrants to be issued pursuant to the Offering on the CSE. Listing will be subject to the Company fulfilling all of the listing requirements of the CSE.

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants that are purchased under this Prospectus. In addition, the Warrants will not be listed for trading on the CSE or any other stock exchange following the Closing Date. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See "Risk Factors".

Non-Certificated Inventory System

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Units will be delivered under the book-based system through CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited in registered or electronic form with CDS on the Closing Date, or such other date as may be agreed upon by the Company and the Agent. No certificates evidencing the Unit Shares and Warrants comprising the Units will be issued to subscribers, except in certain limited circumstances, and as such a purchaser of Units will receive only a customer confirmation from the registered dealer through which the Units are purchased.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Units

Each Unit is comprised of one Unit Share (being a Common Share forming a part of each Unit) and one- half of one Warrant, subject to adjustment in certain circumstances in accordance with the Warrant Indenture. The Units will separate into Unit Shares and Warrants immediately upon issue.

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of the date hereof, there are 132,100,341 Common Shares issued and outstanding. As of the Closing Date of the Offering, assuming the Maximum Offering and exercise in full of the Over-Allotment Option, and assuming no further Common Shares are issued upon the exercise of outstanding warrants or options, including Broker Warrants and Warrants, the Company will have 160,850,341 Common Shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each Common Share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Company, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, shareholders are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No Common Shares have been issued subject to call or assessment. There are no pre-emptive, conversion or exchange rights and no provisions for redemption, retraction, purchase for cancellation, surrender, or sinking or purchase funds. There are no provisions restricting the issuance of additional Common Shares or requiring a shareholder to contribute additional capital.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the CBCA.

As of the date of this Prospectus, the Company has not declared dividends and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company's board of directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

Warrants

The Warrants will be governed by the terms of the Warrant Indenture to be entered into on or before the Closing Date between the Company and AST Trust Company (Canada), as Warrant Agent. Under the Warrant Indenture, each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $3.50 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date, which is the date that is twenty-four months following the Closing Date, after which time the Warrants shall be void and of no value or effect.

Warrant Indenture

The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which, following the closing of the Offering, (i) will be filed on SEDAR under the issuer profile of the Company at www.sedar.com, or (ii) may be obtained on request without charge from the Corporate Secretary of the Company at 550 Sherbrooke West, West Tower, Suite 265, Montréal, QC H3A 1B9, telephone (514) 340-7775. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in Montréal, at 2001 University, Suite 1600, Montréal, QC H3A 2A6.

The Warrant Indenture will provide, in the event of certain alterations of the Common Shares, that the number of Common Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to standard anti-dilution provisions governed by the Warrant Indenture, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of dividends outside of the ordinary course, or amalgamation/merger of the Company.

No fractional Warrant Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Company or entitle such holder to any right or interest in respect of the Warrant Shares except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or preemptive rights or any other rights of a holder of Common Shares.

The Company will also covenant in the Warrant Indenture, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least two days prior to the record date or effective date, as the case may be, of such event.

The Warrant Indenture will provide that the Warrants will only be exercisable: (i) by, or for the account or benefit of, persons in the United States or that are U.S. Persons (as defined in Regulation S under the U.S. Securities Act) (a "U.S. Person") by the original purchaser of the Units who is a "qualified institutional buyer" (as defined in Rule 144A under the U.S. Securities Act), exercising the Warrants for its own account or the account of a "qualified institutional buyer" over which it exercises sole investment discretion; or (ii) by a holder that is not in the United States, a U.S. Person, or acting for the account or benefit of a person in the United States or a U.S. Person; was not offered and did not acquire the Warrants in the United States; and did not execute or deliver the notice of exercise in the United States.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Company, without the consent of the holders of Warrants, may be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on counsel, the rights of the holders of Warrants are not prejudiced, as a group.

The Warrant Indenture will also contain provisions making binding upon the holders of Warrants all resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by holders of Warrants holding a specified percentage of the Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, as a group, will be subject to approval by an "Extraordinary Resolution", which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 ⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting in person or by proxy and voted on the poll upon such resolution, or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 ⅔% of the number of all of the then outstanding Warrants.

The principal transfer office of the Warrant Agent in Montréal, at 2001 University, Suite 1600, Montréal, QC H3A 2A6 is the location at which Warrants may be surrendered for exercise or transfer.

Broker Warrants

The Company has agreed to issue to the Agent such number of Broker Warrants as is equal to 7% of the number of Units issued under the Offering (including any Over-Allotment Units issued upon the exercise of the Over-Allotment Option), the distribution of which are qualified by this Prospectus. Each Broker Warrant is exercisable into one (1) Common Share at $2.50 for twenty-four months following the date of issuance thereof. This Prospectus qualifies the distribution of the Broker Warrants.

The Broker Warrants may be exercised by the Agent on or before the expiration date by delivering (i) notice of exercise, appropriately completed and duly signed, and (ii) payment of the exercise price for the number of Broker Warrant Shares with respect to which the Broker Warrant is being exercised. The Broker Warrants may be exercised in whole or in part, but only for full Broker Warrant Shares.

The Broker Warrant Shares will be, when issued and paid for in accordance with the Broker Warrants, duly authorized, validly issued and fully paid and non-assessable. The Company will authorize and reserve at least that number of Common Shares equal to the number of Broker Warrant Shares issuable upon exercise of all outstanding Broker Warrants.

The exercise price and the number of Broker Warrant Shares issuable upon the exercise of each Broker Warrant are subject to adjustment upon the happening of certain events, such as a distribution on the Common Shares, or a subdivision, consolidation or reclassification of the Common Shares. In addition, upon any fundamental transaction, such as a merger, arrangement, consolidation, sale of all or substantially all of the Company's assets, share exchange or business combination, the Broker Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately on such event.

The Broker Warrants are non-transferable, and will not be listed or quoted on any securities exchange. The holder of the Broker Warrants does not have the rights or privileges of holders of Common Shares and any voting rights until they exercise its Broker Warrants and receive Broker Warrant Shares.

PRIOR SALES

Common Shares

The following table summarizes details of Common Shares issued by the Company during the 12 months prior to the date of this Prospectus:

Date of Issuance	Type of Security	Details of Issuance	Price(1)	Number of Securities(1)
June 30, 2020	Common Shares	Shares for debt	$0.20	250,000
July 23, 2020	Common Shares	Private placement	$0.20	3,850,000
July 23, 2020	Common Shares	Shares for debt	$0.20	775,000
July 30, 2020	Common Shares	Shares for debt	$0.20	725,000
August 5, 2020	Common Shares	Shares for debt	$0.30	95,813
August 21, 2020	Common Shares	Private placement	$0.20	13,745,000
August 31, 2020	Common Shares	Conversion of debenture	$0.50	140,000

Date of Issuance	Type of Security	Details of Issuance	Price(1)	Number of Securities(1)
September 1, 2020	Common Shares	Shares for debt	$0.40	600,000
September 1, 2020	Common Shares	Shares for debt	$0.40	250,000
September 3, 2020	Common Shares	Shares for debt	$0.37	400,000
September 3, 2020	Common Shares	Shares for debt	$0.37	250,000
September 9, 2020	Common Shares	Exercise of warrants	$0.50	200,000
September 18, 2020	Common Shares	Exercise of warrants	$0.50	100,000
September 23, 2020	Common Shares	Conversion of debenture	$0.50	50,000
October 5, 2020	Common Shares	Private placement	$0.40	1,250,000
October 5, 2020	Common Shares	Shares for debt	$0.40	375,000
October 13, 2020	Common Shares	Shares for debt	$0.45	900,000
October 13, 2020	Common Shares	Shares for debt	$0.45	100,000
October 29, 2020	Common Shares	Exercise of warrants	$0.50	150,000
October 29, 2020	Common Shares	Conversion of debenture	$0.50	220,000
October 30, 2020	Common Shares	Exercise of warrants	$0.50	2,550
October 30, 2020	Common Shares	Exercise of warrants	$0.50	200,000
November 2, 2020	Common Shares	Shares for debt	$0.72	1,100,000
November 2, 2020	Common Shares	Exercise of warrants	$0.25	500,000
November 2, 2020	Common Shares	Exercise of warrants	$0.50	320,000
November 4, 2020	Common Shares	Exercise of options	$0.50	100,000
November 4, 2020	Common Shares	Exercise of warrants	$0.50	200,000
November 5, 2020	Common Shares	Exercise of warrants	$0.50	30,000
November 5, 2020	Common Shares	Exercise of warrants	$0.50	200,000
November 5, 2020	Common Shares	Exercise of options	$0.50	12,500
November 9, 2020	Common Shares	Exercise of warrants	$0.50	480,000
November 10, 2020	Common Shares	Exercise of warrants	$0.50	33,500
November 10, 2020	Common Shares	Exercise of warrants	$0.50	1,900,000
November 11, 2020	Common Shares	Exercise of options	$0.50	30,000
November 12, 2020	Common Shares	Exercise of warrants	$0.50	60,000
November 13, 2020	Common Shares	Exercise of options	$0.50	250,000
November 13, 2020	Common Shares	Exercise of warrants	$0.80	40,000
November 13, 2020	Common Shares	Conversion of debenture	$0.50	200,000
November 16, 2020	Common Shares	Exercise of warrants	$0.50	60,000
November 18, 2020	Common Shares	Business/asset acquisition	$0.40	317,663
November 23, 2020	Common Shares	Exercise of warrants	$0.50	10,000
November 23, 2020	Common Shares	Exercise of warrants	$0.25	200,000
November 24, 2020	Common Shares	Exercise of warrants	$0.25	500,000
November 25, 2020	Common Shares	Exercise of warrants	$0.25	100,000
November 25, 2020	Common Shares	Exercise of warrants	$1.00	7,000
November 26, 2020	Common Shares	Exercise of warrants	$0.80	140,000
November 27, 2020	Common Shares	Exercise of warrants	$0.25	750,000
November 27, 2020	Common Shares	Shares for debt	$1.74	500,000
November 30, 2020	Common Shares	Exercise of warrants	$1.00	25,000
November 30, 2020	Common Shares	Exercise of options	$0.50	130,000
November 30, 2020	Common Shares	Conversion of debenture	$0.50	440,000
November 30, 2020	Common Shares	Exercise of warrants	$0.25	200,000

Date of Issuance	Type of Security	Details of Issuance	Price(1)	Number of Securities(1)
November 30, 2020	Common Shares	Exercise of warrants	$0.50	780,000
December 1, 2020	Common Shares	Exercise of warrants	$0.80	220,000
December 2, 2020	Common Shares	Exercise of warrants	$0.25	200,000
December 4, 2020	Common Shares	Exercise of warrants	$0.25	1,050,000
December 4, 2020	Common Shares	Exercise of warrants	$0.50	140,000
December 4, 2020	Common Shares	Conversion of debentures	$0.50	180,000
December 4, 2020	Common Shares	Exercise of warrants	$1.00	9,000
December 7, 2020	Common Shares	Exercise of warrants	$0.50	60,000
December 8, 2020	Common Shares	Exercise of warrants	$0.50	700,000
December 9, 2020	Common Shares	Exercise of warrants	$0.50	40,000
December 10, 2020	Common Shares	Exercise of warrants	$1.00	10,000
December 10, 2020	Common Shares	Exercise of warrants	$0.25	325,000
December 11, 2020	Common Shares	Exercise of warrants	$0.25	325,000
December 11, 2020	Common Shares	Exercise of warrants	$0.50	153,500
December 15, 2020	Common Shares	Exercise of warrants	$0.25	350,000
December 15, 2020	Common Shares	Exercise of warrants	$0.50	280,000
December 16, 2020	Common Shares	Exercise of warrants	$0.50	340,000
December 16, 2020	Common Shares	Exercise of warrants	$0.50	2,450
December 18, 2020	Common Shares	Exercise of warrants	$0.25	250,000
December 18, 2020	Common Shares	Exercise of warrants	$0.25	50,000
December 22, 2020	Common Shares	Exercise of warrants	$0.80	20,000
December 23, 2020	Common Shares	Exercise of warrants	$0.25	1,150,000
December 24, 2020	Common Shares	Exercise of warrants	$0.25	200,000
December 30, 2020	Common Shares	Exercise of warrants	$0.25	1,029,000
December 31, 2020	Common Shares	Exercise of warrants	$0.25	1,082,000
January 5, 2021	Common Shares	Exercise of warrants	$0.25	35,000
January 7, 2021	Common Shares	Exercise of warrants	$0.25	240,000
January 8, 2021	Common Shares	Exercise of warrants	$0.25	500,000
January 8, 2021	Common Shares	Exercise of warrants	$0.75	200,000
January 12, 2021	Common Shares	Exercise of warrants	$0.25	100,000
January 14, 2021	Common Shares	Shares for debt	$0.80	21,188
January 19, 2021	Common Shares	Exercise of warrants	$0.50	1,344
January 19, 2021	Common Shares	Exercise of warrants	$0.25	365,000
January 22, 2021	Common Shares	Exercise of warrants	$0.25	955,000
January 25, 2021	Common Shares	Exercise of warrants	$0.25	110,000
January 25, 2021	Common Shares	Exercise of warrants	$0.75	300,000
January 26, 2021	Common Shares	Exercise of warrants	$0.25	255,000
January 28, 2021	Common Shares	Exercise of warrants	$0.80	120,000
January 28, 2021	Common Shares	Exercise of warrants	$0.25	100,000
January 29, 2021	Common Shares	Exercise of warrants	$0.25	160,000
February 1, 2021	Common Shares	Exercise of warrants	$0.50	150,000
February 1, 2021	Common Shares	Exercise of warrants	$0.50	50,000
February 3, 2021	Common Shares	Exercise of warrants	$0.50	150,000
February 3, 2021	Common Shares	Exercise of warrants	$0.25	127,120
February 4, 2021	Common Shares	Exercise of warrants	$0.25	262,500

Date of Issuance	Type of Security	Details of Issuance	Price(1)	Number of Securities(1)
February 5, 2021	Common Shares	Exercise of warrants	$0.25	50,000
February 10, 2021	Common Shares	Exercise of warrants	$0.50	500,000
February 10, 2021	Common Shares	Conversion of debentures	$0.50	100,000
February 11, 2021	Common Shares	Exercise of warrants	$0.25	60,000
February 12, 2021	Common Shares	Exercise of warrants	$0.25	10,000
February 16, 2021	Common Shares	Exercise of warrants	$0.80	100,000
February 17, 2021	Common Shares	Exercise of warrants	$0.50	400,000
February 19, 2021	Common Shares	Exercise of warrants	$0.25	1,000,000
February 19, 2021	Common Shares	Exercise of warrants	$0.80	200,000
February 23, 2021	Common Shares	Exercise of warrants	$0.25	60,000
February 24, 2021	Common Shares	Exercise of warrants	$0.50	150,000
February 26, 2021	Common Shares	Exercise of warrants	$0.40	50,000
February 26, 2021	Common Shares	Exercise of warrants	$0.25	10,000
March 1, 2021	Common Shares	Exercise of warrants	$0.50	50,000
March 2, 2021	Common Shares	Exercise of warrants	$0.80	200,000
March 3, 2021	Common Shares	Exercise of warrants	$0.25	300,000
March 3, 2021	Common Shares	Shares for debt	$2.70	6,278
March 4, 2021	Common Shares	Exercise of warrants	$0.50	500,000
March 8, 2021	Common Shares	Exercise of warrants	$0.25	275,000
March 10, 2021	Common Shares	Exercise of warrants	$0.25	250,000
March 12, 2021	Common Shares	Exercise of warrants	$0.25	267,000
March 18, 2021	Common Shares	Exercise of warrants	$0.25	365,000
March 19, 2021	Common Shares	Exercise of warrants	$0.50	786,667
March 23, 2021	Common Shares	Exercise of warrants	$0.80	100,000
March 29, 2021	Common Shares	Conversion of debentures	$0.50	70,000
April 1, 2021	Common Shares	Exercise of warrants	$0.80	80,000
April 1, 2021	Common Shares	Exercise of warrants	$0.25	30,000
April 8, 2021	Common Shares	Business/asset acquisition	$0.40	1,022,337
April 14, 2021	Common Shares	Exercise of warrants	$0.61	333,333
April 14, 2021	Common Shares	Exercise of warrants	$0.57	580,000
April 14, 2021	Common Shares	Exercise of warrants	$1.00	50,000
April 15, 2021	Common Shares	Exercise of warrants	$0.50	7,500
April 20, 2021	Common Shares	Exercise of warrants	$0.25	20,000
April 21, 2021	Common Shares	Exercise of warrants	$0.50	40,000
April 21, 2021	Common Shares	Exercise of warrants	$0.25	5,000
April 23, 2021	Common Shares	Exercise of warrants	$0.50	300,000
May 3, 2021	Common Shares	Exercise of warrants	$0.40	100,000
May 10, 2021	Common Shares	Exercise of warrants	$0.40	500,000
May 12, 2021	Common Shares	Exercise of warrants	$0.80	400,000
May 13, 2021	Common Shares	Exercise of warrants	$0.40	50,000
May 19, 2021	Common Shares	Shares for debt	$2.88	5,885
May 25, 2021	Common Shares	Exercise of options	$0.50	15,000
May 26, 2021	Common Shares	Exercise of warrants	$0.25	325,000
June 2, 2021	Common Shares	Exercise of options	$0.50	150,000

(1) The number and price of any Common Shares issued prior to the Company's July 28, 2020 consolidation of its Common Shares on the basis of 10 pre-consolidation Common Shares for one post-consolidation Common Share have been adjusted to the post-consolidated number of shares and price.

Warrants

The following table summarizes details of share purchase warrants issued by the Company during the 12 months prior to the date of this Prospectus:

Date of Issuance	Type of Security	Exercise Price(1)	Number of Securities
July 22, 2020	Share Purchase Warrants(2)	$0.25	3,850,000
July 22, 2020	Share Purchase Warrants(3)	$0.25	20,000
August 21, 2020	Share Purchase Warrants(4)	$0.25	13,745,000
August 21, 2020	Share Purchase Warrants(5)	$0.25	248,000
September 1, 2020	Share Purchase Warrants(6)	$0.40	610,000
October 1, 2020	Share Purchase Warrants(7)	$0.25	52,000
October 5, 2020	Share Purchase Warrants(8)	$0.40	1,250,000
October 5, 2020	Share Purchase Warrants(9)	$0.40	1,050,000
October 8, 2020	Share Purchase Warrants(10)	$0.40	100,000
October 15, 2020	Share Purchase Warrants(11)	$0.75	250,000
October 30, 2020	Share Purchase Warrants(12)	$0.75	500,000
November 1, 2020	Share Purchase Warrants(13)	$0.75	1,000,000

(1) The number and exercise price of any warrants granted prior to the Company's July 28, 2020 consolidation of its Common Shares on the basis of 10 pre-consolidation Common Shares for one post-consolidation Common Share have been adjusted to the post-consolidated number of warrants and exercise price.

(2) Issued in connection with a private placement. Exercisable on or before July 22, 2022.

(3) Issued in to finders connection with a private placement. Exercisable on or before July 22, 2022.

(4) Issued in connection with a private placement. Exercisable on or before August 21, 2022.

(5) Issued to finders in connection with a private placement. Exercisable on or before August 21, 2022.

(6) Issued to consultant in connection with financing consulting services. Exercisable on or before September 1, 2021.

(7) Issued to finders in connection with a private placement. Exercisable on or before October 1, 2021.

(8) Issued in connection with a private placement. Exercisable on or before October 5, 2022.

(9) Issued for strategic advisory services rendered by consultants. Exercisable on or before October 5, 2022.

(10) Issued to finders in connection with a private placement. Exercisable on or before October 8, 2021.

(11) Issued to consultant in connection with financing consulting services. Exercisable on or before October 15, 2021.

(12) Issued to consultant in connection with financing consulting services. Exercisable on or before October 30, 2022.

(13) Issued for strategic advisory services rendered by consultants. Exercisable on or before November 1, 2021.

Share Options

The following table summarizes details of share options issued by the Company during the 12 months prior to the date of this Prospectus:

Date of Issuance	Type of Security	Exercise Price(1)	Number of Securities(1)
June 11, 2020	Share Options(2)	$0.50	1,511,000
August 7, 2020	Share Options(3)	$0.225	500,000
October 28, 2020	Share Options(4)	$0.75	2,450,000
November 6, 2020	Share Options(5)	$1.35	100,000
January 28, 2021	Share Options(6)	$2.85	50,000
March 23, 2021	Share Options(7)	$2.75	110,000
May 13, 2021	Share Options(8)	$2.40	20,000

(1) The number and exercise price of any share options granted prior to the Company's July 28, 2020 consolidation of its Common Shares on the basis of 10 pre-consolidation Common Shares for one post-Consolidation Common Share have been adjusted to the post-consolidated number of share options and exercise price.

(2) Exercisable on or before June 11, 2025.

(3) Exercisable on or before August 7, 2025.

(4) Exercisable on or before October 28, 2025.

(5) Exercisable on or before November 6, 2025.

(6) Exercisable on or before January 28, 2026.

(7) Exercisable on or before March 23, 2026.

(8) Exercisable on or before May 13, 2026.

In February 2021, the board of directors of the Company decided to grant an aggregate of 3,000,025 share options to directors and officers of the Company to reward them for their work and dedication towards the growth of the Company. The options will be granted as at the Closing Date and will be exercisable at a 5% premium to the market price on the Closing Date for a period of 5 years from the date of grant, the whole in accordance with the Company's stock option plan.

TRADING VOLUME AND PRICE

The Common Shares of the Company are listed and posted for trading in Canada on the CSE under the symbol "PKK". The following table sets forth information relating to the trading of the Common Shares on the CSE during the 12 months preceding the date of this Prospectus:

Month	High ($)	Low ($)	Volume
June 1-9, 2021	$2.54	$2.11	2,001,530
May 2021	$2.90	$2.15	7,360,217
April 2021	$3.02	$2.62	7,842,031
March 2021	$3.15	$2.47	15,011,257
February 2021	$3.14	$2.45	13,993,295
January 2021	$3.20	$1.60	23,428,226
December 2020	$1.97	$1.01	30,499,798
November 2020	$2.04	$0.72	33,267,920
October 2020	$0.80	$0.365	12,376,951
September 2020	$0.485	$0.325	3,056,907
August 2020	$0.54	$0.185	4,475,571
July 28 - 31, 2020	$0.215	$0.17	1,188,312
July 1 - 27, 2020(1)	$0.30	$0.20	3,307,683
June 2020(1)	$0.30	$0.20	1,846,341

(1) The high price, the low price and the volume of Common Shares traded prior to the Company's July 28, 2020 consolidation of its Common Shares on the basis of 10 pre-consolidation Common Shares for one post-consolidation Common Share have been adjusted to the post-consolidated number of Common Shares and trading price.

On March 10, 2021, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the CSE was $2.85. On June 9, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the CSE was $2.23.

INTERESTS OF EXPERTS

Certain Canadian legal matters relating to the Common Shares qualified hereunder will be passed upon by Dentons Canada LLP on behalf of Peak and by MLT Aikins LLP on behalf of the Agent. None of Dentons Canada LLP, MLT Aikins LLP or any officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the directors, officers, employees and partners, as applicable, of each of the aforementioned partnerships beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company.

Raymond Chabot Grant Thornton LLP provided an auditor's report in respect of the Company's consolidated financial statements for the year ended December 31, 2020. Raymond Chabot Grant Thornton LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Raymond Chabot Grant Thornton LLP at its offices located at Suite 2000 National Bank Tower, 600 De La Gauchetière Street West, Montréal, Quebec H3B 4L8.

The registrar and transfer agent for the Common Shares is AST Trust Company (Canada) at its offices at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as at the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires Units pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm's length with the Company and the Agent, (ii) is not affiliated with the Company or the Agent, and (iii) acquires and holds the Unit Shares and Warrants, and will hold the Warrant Shares issuable on the exercise of the Warrants, (the Unit Shares and Warrant Shares hereinafter sometimes collectively referred to as "Shares") as capital property (a "Holder"). Generally, the Shares and Warrants will be considered as capital property of a Holder thereof provided that the Holder does not hold the Shares or Warrants in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a "financial institution" for the purposes of the mark- to-market rules contained in the Tax Act, (ii) that is a "specified financial institution" as defined in the Tax Act, (iii) an interest in which would be a "tax shelter investment" as defined in the Tax Act, (iv) that has made a functional currency reporting election under the Tax Act, (v) that is exempt from tax under Part I of the Tax Act, (vi) that has entered into or will enter into a "derivative forward agreement", as defined in the Tax Act, with respect to the Shares or Warrants, or (vii) that is a corporation resident in Canada that is, or does not deal at arm's length with a corporation that is, at any time controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm's length, in each case for purposes of the "foreign affiliate dumping" rules in the Tax Act. All such Holders should consult their own tax advisors with respect to an investment in Units. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Units.

This summary is based on the current provisions of the Tax Act in force on the date hereof and our understanding of the current administrative policies and assessing practice of the Canada Revenue Agency (the "CRA") made publicly available in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the manner and form proposed. However, no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practice of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal or any provincial, territorial or foreign tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the Warrant comprising a Unit to determine the cost of each to the Holder for purposes of the Tax Act.

For its purposes, the Company intends to allocate $1.99 of the Offering Price of each Unit as consideration for the issue of each Unit Share and $0.01 of the Offering Price of each Unit for the one-half Warrant comprising part of the Unit. Although the Company believes its allocation is reasonable, it is not binding on the CRA or the Holder. The Holder's adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times ("Resident Holders"). Certain holders who are resident in Canada for the purposes of the Tax Act and whose Shares might not otherwise constitute capital property may be eligible to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Shares, and every other "Canadian security" as defined in the Tax Act, held by such holder, in the taxation year of the election and each subsequent taxation year, to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the adjusted cost base of such Warrant to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Dividends

Dividends received or deemed to be received on Shares held by a Resident Holder will be included in computing the Resident Holder's income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of "taxable dividends" received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as "eligible dividends". There may be restrictions on the Company's ability to so designate any dividends as "eligible dividends", and the Company has made no commitments in this regard. Dividends received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but may be deductible in computing its taxable income, subject to certain restrictions and special rules under the Tax Act. A Resident Holder that is a "private corporation" (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Shares to the extent such dividends are deductible in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain, and Resident Holders that are corporations should consult their own tax advisors in this regard.

Dispositions of Shares and Warrants

Upon a disposition or deemed disposition of a Share (except to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) or a Warrant (other than a disposition arising on the exercise or expiry of a Warrant), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in such Resident Holder's income for the year. One-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by such Resident Holder in such year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a Share is owned by a partnership or a trust of which a corporation, partnership or trust is a member or beneficiary, as applicable.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax on its "aggregate investment income", which is defined in the Tax Act to include amounts in respect of taxable capital gains and certain dividends.

Minimum Tax

Capital gains realized (or deemed to be realized) and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Such Resident Holders should consult their own advisors with respect to the application of the minimum tax.

Holders Not Resident in Canada

The following section of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, and (ii) does not use or hold the Shares or Warrants in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that carries on or is deemed to carry on an insurance business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder that is the beneficial owner of the dividend and who is resident in the United States for purposes of the Treaty and entitled to full benefits thereunder, is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a resident of the United States that is a corporation beneficially owning at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Dispositions of Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Share or Warrant, as applicable, constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act at the time of disposition, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the CSE) at the time of disposition, the Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are simultaneously met: (i) the Non- Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Share or Warrant may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain cases under other provisions of the Tax Act. In cases where a Non- Resident Holder disposes (or is deemed to have disposed) of a Share or Warrant that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable tax treaty, the consequences described above under the headings "Holders Resident in Canada - Dispositions of Shares and Warrants" and "Holders Resident in Canada - Capital Gains and Capital Losses" will generally be applicable to such disposition.

Non-Resident Holders who may hold Shares or Warrants as taxable Canadian property should consult their own tax advisors with respect to the tax consequences applicable in their particular circumstances.

RISK FACTORS

An investment in securities of the Company is highly speculative and involves significant risks. Any prospective investor should carefully consider the risk factors and all of the other information contained below and elsewhere in this Prospectus (including, without limitation, the documents incorporated by reference, and specifically under the section entitled "Risks Factors" in the AIF) before purchasing any of the securities distributed under this Prospectus. The risks described herein and therein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

COVID-19

New diseases and epidemics (such as COVID-19) may adversely impact the Company's business. In March 2020, the World Health Organization declared a global pandemic related to COVID-19, a novel strain of the coronavirus. The expected impact and extent of the spread of COVID-19, and the duration and intensity of resulting global business disruption and related financial and social impact, are uncertain, and such adverse effects are likely to be material. China, where the Company operates, was one of the countries that took one of the more aggressive approaches to try to stem the progress of COVID-19 by essentially shutting down all non-essential economic activity in the country for a period of time. That had a negative impact on the operations of most businesses in the country, including the small, medium and micro businesses that are clients of the Company. Those clients had difficulty repaying the loans that they had obtained through the Company's Lending Hub platform, including loans obtained from the Company's own lending subsidiary, which in turn had a negative impact on the Company's revenue and profit margin. If the negative impact of COVID-19 on the operations of businesses in China and around the world is prolonged, the Company may experience a significant decrease in the number of transactions conducted on its Lending Hub platform and thus experience a significant loss of revenue in the future.

Another risk associated with COVID-19 for the Company is that its analytics software cannot account for the effects of pandemics, such as COVID-19, or natural disasters on the operations of the businesses that are part of its Lending Hub ecosystem. If and when such events take place, the metrics used on the platform to assess the creditworthiness of clients may not provide the same comfort to lenders as to the ability of businesses to repay loans. This could potentially make the Lending Hub platform less effective of a commercial lending tool for lenders, which could see less lenders join the ecosystem in the future, limiting the funds available to clients throughout the ecosystem and again lead to decreased revenue and profits for the Company.

Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability, resulting in a profound impact on the global economy. Many industries are impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market instability continue, the Company's operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Repatriation of Profits or Transfer of Funds from China to Canada

As of the date of this Prospectus, all the Company's operating subsidiaries were located in China. Accordingly, any profits generated by the Company which the Company might want to repatriate from China to Canada, or any funds that the Company might want to transfer from its subsidiaries to Canada, is subject to the rules and regulations established by the Chinese government that restrict the flow of funds from China to foreign jurisdictions, including the transfer of funds from Chinese subsidiaries to their foreign parent companies. Although the Company has taken steps to comply with the regulations established by the Chinese government to be able to transfer funds from its subsidiaries to Canada, there can be no assurances that the Company will remain in compliance with those rules and regulations in the future. The Company may therefore not be able to repatriate profits or transfer funds from its Chinese operating subsidiaries to its head office in Canada, which would potentially prevent the Company from paying dividends to its shareholders or otherwise adversely impact the Company in the future.

Dependence on Third-party Agreements and Intellectual Property

The software platform at the core of the Company's Lending Hub ecosystem was developed by Montreal- based private company Cubeler Inc. In 2017 the Company signed a 10-year licensing agreement with Cubeler and obtained the exclusive commercial rights to the platform for China. The Company has since then made considerable additions and improvements to the software in order to adapt it to better fit the Chinese commercial lending market. However, the Company's entire business model, and the Company itself still depends heavily on its licensing agreement with Cubeler and Cubeler's intellectual property. Should there be any breach of the agreement between the Company and Cubeler or arise any dispute between the parties that would result in the termination of the agreement, the impact on the Company's operations could be as serious as preventing the Company from generating revenue from its Lending Hub ecosystem. The Company is actively looking to work with Cubeler to eliminate the risk associated with the potential termination of the agreement between the parties but the can be no assurance that such risk will eventually be eliminated.

Operations in Foreign Jurisdictions and Possible Exposure to Corruption, Bribery or Civil Unrest

The Company operates in a foreign jurisdiction, namely China, where the laws governing corporations differ from the laws of Canada. Chinese laws require each of the Company's subsidiaries to have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the entity for which he or she is the legal representative. The legal representative is the person authorized to represent the entity in all legal matters between the government and such entity and to sign legally binding contracts on behalf of such entity. Unlike Canadian laws, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese laws make no distinction between the liability of a legal representative versus the liability of the entity he or she represents. The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the entity and must bear any fine, punishment or consequences resulting from the offence.

Companies in China need the signed consent of a majority (over 50%) of its shareholders in order to remove a legal representative. If a company wants to change its legal representative, it first needs to provide written notice to that effect to the legal representative. The company must then go to the China Industry and Commerce Bureau with written proof of majority shareholder consent to make the change and submit the appointment document of the new legal representative. Similarly, the removal of any officer or director of a company requires the consent of the company's shareholders. Such consent must formally be given by a majority (over 50%) of shareholders with a signed resolution of the shareholders at a general meeting of the shareholders. The company must then submit a copy of the resolution along with the required supporting documents (application form, copy of business license, ID card of the individual being removed and copy of amendment of article of association reflecting the change) to the China Industry and Commerce Bureau.

Given the onerous responsibilities and risks associated with the position of legal representative for companies operating in China, the Company may have difficulty in the future to find individuals willing to act as its subsidiary's legal representatives. There can be no assurances that the Company will always have legal representatives for its subsidiaries. Since every company must have a legal representative under Chinese laws, not being able to have a legal representative may force the Company to temporary or permanently suspend some of its operations in China, which would adversely affect the Company's operations, revenue and profits.

Certain individuals in China may perceive the Company as a potential bribery target. As such, the Company may be approached by local individuals in China, whether businessmen, government officials or others, to offer the Company certain favors that would advance the Company's business interests in exchange for cash or other forms of compensation, or threaten to hinder the Company's progress unless compensated in cash or by other means, all of which would be contrary to Chinese laws and/or Canadian law. The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company's policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company's policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company's internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

As a Canadian entity operating in China, the Company is also exposed to the state of relations between China and Canada. Political and/or cultural tensions between the two countries may reach a point that triggers civil unrest in China against all things Canadian. If that happens, then clients may decide to no longer buy the Company's services and partners may decide to cut ties with the Company, all of which would negatively impact the Company's operations, revenue and profits.

Completion of the Offering

The completion of the Offering remains subject to a number of conditions. There can be no certainty that the Offering will be completed. Failure by the Company to satisfy all of the conditions precedent to the Offering would result in the Offering not being completed. If the Offering is not completed, the Company may not be able to raise the funds required for the purposes contemplated under "Use of Proceeds" from other sources on commercially reasonable terms or at all.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds received from this Offering as described under "Use of Proceeds" and such allocations are based on current expectations of management of the Company. However, management will have discretion in the actual application of the net proceeds and may elect to allocate net proceeds differently than is described under "Use of Proceeds" if management believes that it would be in the Company's best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. Failure by management to apply these funds effectively could have a material adverse effect on the Company's business.

There is No Market Through Which the Warrants May be Sold

Currently there is no public market for the Warrants and the Warrants will not be listed on the CSE or any other stock exchange, and there can be no assurance that an active market for the Warrants will develop or be sustained after this Offering. If an active market for the Warrants does not develop, the liquidity of an investor's investment in the Warrants may be limited and the price may decline below the portion of the Offering Price allocated to the Warrants.

Holders of Warrants have no Rights as Shareholders

Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Dilution from Further Financings

The Company may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, acquisitions and other projects. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Future Sales or Issuances of Securities

As stated above, the Company may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, acquisitions and other projects, including, without limitation, in connection with the U.S. Public Offering. As of the date hereof, the Company had 25,908,536 convertible securities outstanding, consisting of 17,040,036 warrants and 8,868,500 share options. These securities may be exercised by the holders from time to time in accordance with their respective terms. Often holders of such securities will sell the underlying Common Shares following exercise of such securities. Further, the Company's shareholders may sell substantial amounts of securities of the Company following the Offering.

The Company cannot predict the size of future sales or issuances of equity securities or convertible debt securities or the effect, if any, that future sales and issuances of equity securities or convertible debt securities may have on the market price of the Common Shares. However, sales or issuances of a substantial number of equity securities or convertible debt securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Liquidity and Capital Resources

The Company expects that the majority of the net proceeds from the Offering will be used to further develop its commercial lending ecosystem in China. The Company will require additional financing over and above the Offering in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include, but are not limited to, evidence of continued demand for the Company's services, the Chinese geopolitical climate, the Company's ability to expand its services beyond China, the state of international debt and equity markets, and investor perceptions and expectations of the fintech space. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Negative Operating Cash Flow and Additional Funding

The Company has limited financial resources and has not generated cash flow from operations. During the fiscal year ended December 31, 2020, the Company had negative cash flow from operating activities. The Company anticipates it will continue to have negative cash flow from operating activities in future periods untilprofitability is achieved by increasing its revenues and reducing its expenses including, in particular, the expenses the Company incurs from outsourcing services. The Company is devoting significant resources to the further development of its commercial lending ecosystem in China, however, there can be no assurance that it will generate positive cash flow from operations in the future. To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. There can be no assurance that the Company will be able to generate a positive cash flow from its operations. In addition, there can be no assurance that additional funding will be available to the Company for the development of its projects. Furthermore, significant additional financing, whether through the issuance of additional securities and/or debt, will be required to continue the development of the Company's commercial lending ecosystem in China. There can be no assurance that the Company will be able to obtain adequate additional financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of the Company's commercial lending ecosystem in China.

Financial Performance and Timing of Capital

The Company's net loss for its most recently reported annual financial results, the year ended December 31, 2020, amounted to $5,513,511 while it generated negative cash flow from operations of $3,904,350 during the same period. Since it is not generating enough cash from its operations to meet its working capital needs, the Company's ability to continue as a going concern is dependent on its ability to raise capital at commercially reasonable terms. Even if the Company has been successful in the past in doing so, there is no assurance that it will manage to do so in the future. These material uncertainties cast significant doubt regarding the Company's ability to continue as a going concern.

Assuming the Company is successful in raising the proposed Maximum Offering amount under the Prospectus, the Company will have sufficient capital to fund its operations for a period of approximately six (6) months during which the Company expects to use part of the proceeds of the financing to partially fund certain growth and expansion opportunities. Being able to have access to the necessary capital in a timely manner in order to grow and expand its operations is critical to the Company as certain commitments were either made or will have to be made to strategic partners. The Company has identified a number of initiatives, such as the implementation of the ability to process payments and transfer funds within its Lending Hub ecosystem, which require additional investments and must be achieved during the next six months to allow the Company to achieve some of its longer term objectives. Failure to have access to this capital in a timely manner could have a considerable negative impact on the Company's ability to grow and expand its operations.

Active Liquid Market for and Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after the Offering.

Securities of fintech companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continual fluctuations in the market price of the Common Shares will not occur.

It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of or developments with respect to the Company. The value of the Common Shares may be affected by such volatility. The market price of the Common Shares is also likely to be significantly affected by currency exchange fluctuations and the Company's financial condition and results of operations as reflected in the Company's continuous disclosure. Further, the market price for the Common Shares may increase or decrease in response to a number of events and factors, including the performance of competitors and other similar companies, public reaction to the Company's public announcements and public filings with securities regulatory authorities, recommendations by research analysts who track the Company's securities or other companies in the fintech sector, changes in general economic and/or political conditions, the arrival or departure of key personnel, the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

The Offering Price may not necessarily reflect the prevailing market price of the Common Shares following the Offering. If an active market for the Common Shares is not maintained, the liquidity of a shareholder's investment may be limited and the price of the Common Shares may decline below the Offering Price. If such a market is not maintained, investors may lose their entire investment in the Units.

As a result of any of these factors, the market price for the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation and such litigation could result in substantial costs and damages and divert management's attention and resources, all of which could have a material adverse effect on the business, results of operations and financial condition of the Company.

OTHER MATERIAL FACTS

There are no other material facts relating to the securities offered in this Prospectus that have not been disclosed elsewhere in this Prospectus.

TEMPORARY EXEMPTIVE RELIEF

Pursuant to a decision issued by the Autorité des marchés financiers dated June 9, 2021, Peak was granted temporary relief from the requirement to file, with this Prospectus, French language version of the General Meeting Information Circular, which document is incorporated by reference in this Prospectus, provided that the French language version of such document is filed no later than the time of filing of the final short form prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories in Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

Under the Warrant Indenture, original purchasers of Warrants pursuant to the Offering will have a non- assignable contractual right of rescission if this Prospectus (including documents incorporated herein by reference) or any amendment hereto contains a misrepresentation (within the meaning of the Securities Act (Ontario)). This contractual right of rescission shall be subject to the defences, limitations and other provisions described under part XXIII of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law. For greater certainty, the contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, as well as the amount paid for the original Warrant, upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Units under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Units under this Prospectus. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages, or consult with a legal adviser.

C-1

CERTIFICATE OF THE COMPANY

Dated: June 10, 2021

This amended and restated short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated short form prospectus as required by the securities legislation of the provinces of Alberta, British Columbia, Ontario and Québec.

"Johnson Joseph"	"Jean Landreville"
Johnson Joseph	Jean Landreville
Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors of the Company

"Charles-André Tessier"	"Michael Pesner"
Charles-André Tessier	Michael Pesner
Director	Director

C-2

CERTIFICATE OF THE AGENT

Dated: June 10, 2021

To the best of our knowledge, information and belief, this amended and restated short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated short form prospectus as required by the securities legislation of the provinces of Alberta, British Columbia, Ontario and Québec.

RESEARCH CAPITAL CORPORATION

"Jovan Stupar"
Name: Jovan Stupar Title: Managing Director